Exhibit 99.1

Kenon Holdings Ltd. Announces Sale of its Remaining Shares in ZIM Integrated Shipping
Services Ltd.

Singapore, December 26, 2024. In November 2024, Kenon Holdings Ltd. (NYSE: KEN, TASE: KEN) (“Kenon”) announced its intention to sell and/or enter into derivative transactions with respect to up to all of its remaining stake in ZIM Integrated Shipping Services Ltd. (“ZIM”). In addition, Kenon announced that it had terminated the collar transaction that it had entered into with a bank relating to 5 million ZIM shares previously owned by Kenon and had entered into a cash settled capped call transaction with respect to 5 million ZIM shares. As a result of the termination of the collar, the 5 million shares that were subject to the collar were sold to the bank with which Kenon entered into the collar, and Kenon received cash proceeds (minus the cost of the cash settled capped call transaction) of $96 million (including additional proceeds subsequently received pursuant to the terms of the cash settled capped call transaction). The cash settled capped call transaction, which expires approximately 18 months from now, enables Kenon to retain exposure to potential upside in ZIM’s shares above the call price, up to the cap, and will be cash settled.

On December 5, 2024, Kenon announced that it had sold approximately 5.7 million ZIM shares since the November 2024 announcement for total consideration of approximately $120 million, and that as a result of such sales and termination of the collar, Kenon held approximately 9.1 million ZIM shares, representing a 7.6% interest in ZIM.

Kenon now announces that it has sold its remaining 9.1 million ZIM shares for net proceeds of $178 million, and has received dividends of $47 million (net of tax) prior to the sale of such shares.

As a result of the foregoing, Kenon no longer holds any shares in ZIM, and retains potential upside with respect to approximately 4.2% of the outstanding ZIM shares pursuant to the terms of the cash settled capped call transaction. Since inception, Kenon has realized approximately $2.1 billion from its investment in ZIM, including through sales of shares and receipt of dividends (net of tax).

As of December 26, 2024, Kenon’s stand-alone cash and cash equivalents (including proceeds from the sale of its remaining ZIM shares) was approximately $890 million.

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, securities and does not constitute an offer, solicitation or sale in any jurisdiction in which such offer, solicitation or sale would be unlawful.

Caution Concerning Forward-Looking Statements

This press release includes forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements include statements with respect to the cash settled capped call transaction, including that the cash settled capped call transaction enables Kenon to retain exposure to potential upside in ZIM’s shares and other non-historical statements. These forward-looking statements are based on current expectations or beliefs, and are subject to uncertainty and changes in circumstances. These forward-looking statements are subject to a number of risks and uncertainties, which could cause the actual results to differ materially from those indicated in these forward-looking statements. Such risks include the risks related to the cash settled capped call transaction, including risks relating to future trading prices of ZIM’s shares and impact on the outcome and potential proceeds of the cash settled capped call transaction and other risks including those set forth under the heading “Risk Factors” in Kenon’s most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission. Except as required by law. Kenon undertakes no obligation to update these forward-looking statements, whether as a result of new information, future events, or otherwise.